INDEPENDENT BANCSHARES, INC.
AND SUBSIDIARY

Ocala, Florida

Audited Consolidated Financial Statements

At December 31, 2005 and
for the Years Ended December 31, 2005 and 2004

(Together with Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

Independent BancShares, Inc.
Ocala, Florida:

       We have audited the accompanying consolidated balance sheet of Independent BancShares, Inc. and Subsidiary (the "Company") at December 31, 2005, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA
Orlando, Florida
April 6, 2006

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY
Consolidated Balance Sheets
At December 31, 2005

($ in thousands, except per share amounts)
Assets
Cash and due from banks	$ 4,814
Interest-earning deposits	193
Federal funds sold	3,261
Cash and cash equivalents	8,268
Securities available for sale	34,652
Loans, net of allowance for loan losses of $1,877	144,532
Accrued interest receivable	836
Premises and equipment, net	7,145
Federal Home Loan Bank stock	889
Federal Reserve Bank stock	234
Deferred tax asset	915
Other assets	277
Total assets	$ 197,748
Liabilities and Stockholders' Equity Liabilities:
Noninterest-bearing demand deposits	24,414
NOW, money-market and savings deposits	78,290
Time deposits	61,923
Total deposits	164,627
Federal Home Loan Bank advances	12,000
Notes payable	1,783
Other borrowings	3,225
Accrued interest payable and other liabilities	1,631
Total liabilities	183,266
Commitments and contingencies (Notes 10 and 15) Stockholders' equity:
Common stock, $2.00 par value, 2,000,000 shares authorized, 1,119,791 shares issued and outstanding	2,240
Additional paid-in capital	5,936
Retained earnings	6,782
Accumulated other comprehensive loss	(476)
Total stockholders' equity	14,482
Total liabilities and stockholders' equity	$ 197,748
See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Earnings
(In thousands)
	Year Ended December 31,
	2005	2004
Interest income: Loans	$ 9,765	7,745
Securities	1,170	1,468
Other	183	83
Total interest income	11,118	9,296
Interest expense: Deposits	2,855	1,919
Borrowings	624	517
Total interest expense	3,479	2,436
Net interest income	7,639	6,860
Provision for loan losses	297	358
Net interest income after provision for loan losses	7,342	6,502
Noninterest income: Service charges on deposit accounts	507	557
Net gain on sale of securities available for sale	8	89
Other	537	393
Total noninterest income	1,052	1,039
Noninterest expense: Salaries and employee benefits	2,898	2,826
Occupancy and equipment	576	630
Data processing	256	265
Stationery and supplies	108	142
Advertising and business development	204	130
Other	1,020	842
Total noninterest expense	5,062	4,835
Earning before income taxes	3,332	2,707
Income taxes	1,157	834
Net earnings	$ 2,175	1,872
Earnings per share-basic and diluted	$ 1.95	$ 1.71
See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2005 and 2004

($ in thousands)
	Common Stock		Additional Paid-In Capital		Accumulated Other Compre-hensive	Total
		Par		Retained	Income	Stockholders'
	Shares	Amount		Earnings	(Loss)	Equity

Balance at December 31, 2003	1,069,855	$ 2,140	5,147	3,268	42	10,597
Comprehensive income:
Net earnings	-	-	-	1,872	-	1,872
Net change in unrealized loss on securities available for sale, net of tax	-	-	-	-	(284)	(284)
Comprehensive income						1,588
Proceeds from shares issued in connection with purchases under the Employee Stock Purchase Plan	15,921	32	212	-	-	244
Common stock dividends	26,534	53	477	(530)	-	-
Cash paid in lieu of fractional shares	-	-	-	(3)	-	(3)
Balance at December 31, 2004	1,112,310	2,225	5,836	4,607	(242)	12,426
Comprehensive income:
Net earnings	-	-	-	2,175	-	2,175
Net change in unrealized loss on securities available for sale, net of tax	-	-	-	-	(234)	(234)
Comprehensive income						1,941
Proceeds from shares issued in connection with purchases under the Employee Stock Purchase Plan	7,481	15	100	-	-	115
Balance at December 31, 2005	1,119,791	$ 2,240	5,936	6,782	(476)	14,482
See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

(In thousands)
	Year Ended December 31,
	2005	2004
Cash flows from operating activities:
Net earnings	$ 2,175	1,872
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	255	318
Provision for loan losses	297	358
Deferred income tax benefit	(164)	(182)
Net amortization of premiums and discounts on securities	333	287
Net gain on sale of securities available for sale	(8)	(89)
Net (increase) decrease in accrued interest receivable	(165)	101
Net decrease in other assets	13	271
Net increase (decrease) in accrued interest payable and other liabilities	1,148	(347)
Net cash provided by operating activities	3,884	2,589
Cash flows from investing activities:
Purchase of securities available for sale	(10,358)	(20,241)
Maturities, sales, and principal repayments of securities available for sale	15,423	24,935
Loans originated, net of principal repayments	(21,260)	(27,463)
Purchase of premises and equipment	(2,487)	(572)
Purchase of Federal Home Loan Bank stock	(267)	(120)
Purchase of Federal Reserve Bank stock	(7)	-
Net cash used in investing activities	(18,956)	(23,461)
Cash flows from financing activities:
Net increase in deposits	16,070	17,661
Net increase (decrease) in Federal Home Loan Bank advances	5,000	(2,000)
Principal repayments on notes payable	(14)	(513)
Net (decrease) increase in other borrowings	(1,149)	4,374
Proceeds from sale of common stock	115	244
Cash paid in lieu of fractional shares	-	(3)

Net cash provided by financing activities	20,022	19,763
Net increase (decrease) in cash and cash equivalents	4,950	(1,109)
Cash and cash equivalents at beginning of year	3,318	4,427
Cash and cash equivalents at end of year	$ 8,268	3,318
Supplemental disclosures of cash flow information: Cash paid during the year for:
Interest	$ 3,456	2,434
Taxes	$ 1,206	1,154
Noncash transactions:
Accumulated other comprehensive loss, net change in unrealized gain (loss) on securities available for sale, net of tax	$ (234)	(284)
Common stock dividend	$ -	531
See accompanying Notes to Consolidated Financial Statements.

INDEPENDENT BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005 and for the Years Ended December 31, 2005 and 2004

(1) General and Summary of Significant Accounting Policies

Organization. Independent BancShares, Inc. (the "Holding Company") owns 100% of the outstanding common stock of Independent National Bank (the "Bank") (collectively, the "Company"). The Holding Company's primary business activity is the operation of the Bank. The Bank is a nationally-chartered commercial bank and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). The Bank offers a variety of financial services to individual and corporate customers through its four banking offices located in Marion and Sumter Counties, Florida.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes the more significant of these polices and practices:

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-earning deposits and federal funds sold, all of which mature within ninety days.

The Bank is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction deposit accounts. At December 31, 2005, these required reserves were $1.2 million.

Securities. Securities can be classified as either trading, available for sale or held to maturity. Securities that are held principally for resale in the near term are considered trading securities and recorded at fair value with changes in fair value recorded in earnings. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in accumulated other comprehensive loss. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Purchase premiums and discounts are recognized in interest-income using the interest method over the terms of the securities.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans. Management has the intent, and the Company has the ability to hold for the foreseeable future or until maturity or pay-offs, to report loans at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans, an allowance is established when the discounted cash flows or the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and commercial real estate, construction and land development loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller-balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer or residential loans for impairment disclosures.

Foreclosed Assets. Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of fair value or the loan balance at the date of foreclosure or repossession, establishing a new cost basis. Subsequently, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.

Premises and Equipment. Land is carried at cost. Buildings, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally using the straight-line method over the estimated useful life of each type of asset.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against deferred income tax assets which are not likely to be realized.

The Holding Company and the Bank file consolidated income tax returns. Income taxes are allocated between the Holding Company and the Bank as though separate income tax returns were filed.

Off-Balance-Sheet Credit Related Instruments. The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These off-balance-sheet commitments are not reflected in the consolidated financial statements until they are funded. These financial instruments are undisbursed lines of credit and construction loans, standby letters of credit and commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as net unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items along with net earnings, are components of comprehensive income.

The components of other comprehensive loss are as follows (in thousands):

	Year Ended December 31
	2005	2004
Unrealized holding losses on available for sale securities	$ (346)	(342)
Reclassification adjustment for net gains realized in earnings	(8)	(89)
Net change in unrealized losses	(354)	(431)
Income tax benefit	120	147
Net change in unrealized losses, net of tax	$(234)	(284

Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument or may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock and Federal Reserve Bank Stock. Fair value of the Company's investment in Federal Home Loan Bank stock and Federal Reserve Bank stock is based on its redemption value.

Deposits. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances and Notes Payable. Fair values are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Other Borrowings. The carrying amounts of borrowings under retail customer repurchase agreements and federal funds purchased approximate fair value.

Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Financial Instruments. Fair values for -balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding, which was 1,118,121 and 1,097,890 shares during the years ended December 31, 2005 and 2004, respectively. There is no dilution to basic earnings per share because the Company does not have any common stock equivalents.

Recent Pronouncements. In December 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. This SOP requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received. The SOP also prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. The SOP was effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP did not impact the Company's consolidated financial position or results of operations.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised), Share-Based Payment ("SFAS No. 123(R)"). This Statement replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) clarifies and expands SFAS No. 123's guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, accounting for nonsubstantive vesting provisions, and attributing compensation cost to reporting periods. Under the provisions of SFAS No. 123(R), the alternative to use APB No. 25's intrinsic value method of accounting that was provided in SFAS No. 123, as originally issued, is eliminated. Effective January 1, 2006, the Company will be required to begin expensing the fair value of any future stock option grants.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements An Amendment of APB Opinion No. 28. SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Reclassifications. Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

(2) Securities Available for Sale

Management has classified all securities as available for sale. The carrying amount of these securities and their approximate fair values are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
At December 31, 2005:
Mortgage-backed securities	$25,737	-	(524)	25,213
Municipal bonds	8,636	36	(197)	8,475
U.S. Government agency securities	1,000	-	(36)	964
	$ 35,373	36	(757)	34,652

The contractual maturity of these securities as of December 31, 2005 follows (in thousands):

	Amortized Cost	Approximate Fair Value
Due in one year or less	$ 1,064	1,072
Due after one year through five years	1,659	1,665
Due after five years through ten years	4,780	4,612
Due after ten years	2,133	2,090
Mortgage-backed securities	25,737	25,213
	$ 35,373	34,652

The following summarizes sales of securities available for sale (in thousands):

	Year Ended December 31,
	2005	2004
Proceeds from sale of securities available for sale	$ 4,395	18,121
Gross gains	$ 48	254
Gross losses	(40)	(165)
Net gain on sale of securities available for sale	$ 8	89

Securities with carrying values of approximately $9.2 million at December 31, 2005, were pledged to secure other borrowings and for public deposits.

Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Approximate Fair Value	Gross Unrealized Losses	Approximate Fair Value
Debt securities: Mortgage-backed securities	$(186)	12,459	(338)	12,178
Municipal bonds	(73)	3,058	(124)	3,287
U.S. Government agencies	-	-	(36)	964
Total debt securities	$(259)	15,517	(498)	16,429

At December 31, 2005, the Company has 61 debt securities with unrealized losses. Management believes these unrealized losses relate to changes in interest rates and not credit quality. Management also believes the Company has the ability to hold these securities until maturity, or for the foreseeable future and therefore no declines are deemed to be other-than-temporary.

(3) Loans

The components of loans are as follows (in thousands):

At December 31,
2005
Commercial real estate	$ 66,196
Residential real estate and home equity	42,551
Construction and land development	27,646
Commercial	6,573
Consumer	3,601
Total loans	146,567
Allowance for loan losses	(1,877)
Net deferred loan fees	(158)
Loans, net	$ 144,532

The following is a summary of the activity in the allowance for loan losses (in thousands):

	Year Ended December 31.
	2005	2004
Allowance, at beginning of year	$1,566	1,222
Provision for loan losses	297	358
Loan charge-offs	-	(89)
Loan Recoveries	14	75
Allowance, at end of year	$1,877	1,566

Nonaccrual loans were approximately $479,000 at December 31, 2005. There were no accruing loans past due ninety days or more at December 31, 2005.

Impaired loans are as follows (in thousands):

At December 31,
2005
Gross loans with a related allowance for loan loss recorded	$ 131
Less: Allowance on these loans	(20)
Net investment in impaired loans	$ 111

There was no interest collected or recognized on impaired loans during 2005 or 2004.

(4) Premises and Equipment

Premises and equipment are as follows (in thousands):

At December 31, 2005
Cost:
Land	$3,753
Buildings	2,815
Furniture and equipment	1,886
Construction in process	758
Total cost	9,212
Less accumulated depreciation and amortization	(2,067)
Premises and equipment, net	$ 7,145

At December 31, 2005, the Company is in process of completing construction on a new branch in east Ocala, Florida that is expected to open in February 2006.

(5) Deposits

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $25.3 million at December 31, 2005.

At December 31, 2005, the scheduled maturities of time deposits are as follows (in thousands):

Year Ending December 31,	Amount
2006	$ 44,994
2007	7,780
2008	2,068
2009	2,357
2010	4,724
$ 61,923

(6) Federal Home Loan Bank Advances

Federal Home Loan Bank ("FHLB") advances are as follows (in thousands):

Maturing in Year Ending December 31,	Interest Rate At December 31,	At December 31,
	2005	2005

2006	4.33%	$ 2,000
2011	5.02%(a)	5,000
2016	3.57%(b)	5,000
		$ 12,000

(a) FHLB has the option to covert beginning in 2006 to a floating rate at which the Company may prepay the advance without penalty.

(b) FHLB has the option to covert beginning in 2008 to a floating rate at which the Company may prepay the advance without penalty.

The advances are collateralized by the Company's FHLB stock and qualifying residential mortgages pledged as collateral under a blanket floating lien agreement. As of December 31, 2005, the Company had a remaining available line with the FHLB of approximately $18.0 million.

(7) Notes Payable

The Company has two notes payable to other institutions. One originated in 2002 for $2.5 million and requires annual principal repayments of $250,000 and quarterly interest payments at prime less .75%. The Company has pledged the Bank's common stock as collateral for this loan. The other loan is a 9.08% fixed-rate loan that requires monthly principal and interest payable and is secured by a mortgage on one of the Company's operations buildings. The following summarizes these notes payable ($ in thousands):

	Balance Outstanding
	At December 31,	Maturity	Interest During Year
Description	2005	Date	2005	2004
Working capital loan	$ 1,750	01/18/2013	$69	73
Mortgage loan	33	01/09/2008	4	5
	$ 1,783		$ 73	78

Scheduled principal payments at December 31, 2005 are as follows (in thousands):

Year Ending December 31,	Amount
2006	$265
2007	267
2008	251
2009	250
2010	250
Thereafter	500
$1,783

(8) Other Borrowings

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. These agreements require the Company to pledge securities as collateral for these borrowings. At December 31, 2005, the outstanding balance of such borrowings totaled $3.2 million and the Company pledged securities with a carrying value of approximately $5.6 million as collateral for these agreements.

The Company has unsecured federal funds purchased lines of credit totaling $6.0 million with three correspondent banks. The Company did not have any borrowings outstanding under these lines at December 31, 2005.

(9) Income Taxes

Income taxes consist of the following (in thousands):

	Ear Ended December 31,
	2005	2004
Current:
Federal	$1,114	842
State	207	174
Total current	1,321	1,016
Deferred:
Federal	(140)	(151)
State	(24)	(31)
Total deferred	(164)	(182)
Total	$ 1,157	834

The reason for the differences between the statutory Federal income tax rate

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Year Ended December 31,
	2005		2004
	Amount	%	Amount	%
Income taxes at statutory rate	$1,133	34.0%	$920	34.0%
Increase (decrease) in income taxes resulting from:
State income taxes, net of Federal tax benefit	121	3.6	143	5.3
Tax-exempt income, net	(98)	(2.9)	(192)	(7.1)
Other, net	1	-	(37)	(1.4)
Income taxes	$1,157	34.7%	$ 834	30.8%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

At December 31,
2005
Deferred tax assets: Allowance for loan losses	$ 621
Unrealized loss on securities available for sale	245
Deferred loans fees	59
Other	12
Gross deferred tax assets	937
Deferred tax liability- Premises and equipment	(22)
Net deferred tax asset	$ 915

(10) Off-Balance-Sheet Financial Instruments

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit, including lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company generally holds collateral supporting these commitments.

A summary of the amounts of the Company's financial instruments, with off-balance-sheet risk at December 31, 2005 follows (in thousands):

Contract Amount
Undisbursed lines of credit and construction loans	$ 17,656
Commitments to extend credit	$ 7,691
Standby letters of credit	$ 812

(11) Significant Group Concentrations of Credit Risk

The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Marion County area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of the Marion County area. The Company does not have any significant concentrations to any one industry or customer.

(12) Related Party Transactions and Economic Dependence

In the ordinary course of business, the Company has granted loans and entered into other transactions with principal officers and directors and their affiliates. These transactions have been at market rates prevailing at the time. A summary of related party transactions follows (in thousands):

At or For the Year Ended December 31,
2005
Loans outstanding at year end	$ 1,403
New loans originated or advances during year	$ 670
Principal repayments on loans during year	$ 2,902
Deposits at year end	$ 3,952

(13) Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The same is true for the Company, however, prompt corrective active provisions do not apply to the Company.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted total assets (as defined).

As of December 31, 2005, the most recent notification from the regulatory authorities categorized the Company and the Bank as well capitalized. An institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and percentages are also presented in the table ($ in thousands).

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2005:
Total capital to Risk- Weighted assets: Company	$ 16,836	10.57	$ 12,745	8.00	N/A	N/A
Bank	18,283	11.48	12,745	8.00	$ 15,931	10.00%
Tier I Capital to Risk- Weighted Assets: Company	14,958	9.39	6,372	4.00	N/A	N/A
Bank	16,406	10.30	6,372	4.00	9,558	6.00
Tier I Capital to Adjusted Total Assets: Company	14,958	7.37	8,120	4.00	N/A	N/A
Bank	16,406	8.08	8,120	4.00	10,149	5.00

(14) Dividend Restrictions

The Company is limited in the amount of cash dividends that may be paid by the amount the Bank may pay to the Holding Company. The amount of cash dividends that may be paid is based on the Bank's net earnings of the current year combined with the Bank's retained earnings of the preceding two years. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividend which the Bank could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

(15) Legal Contingencies

Various legal claims arise from time to time in the normal course of business. In the opinion of management, none have occurred that will have a material effect on the Company's consolidated financial statements.

(16) Employee Benefit Plans

The Company has established a 401(k) profit sharing plan covering employees age 18 and over who have completed one year of service. The Company may contribute to the Plan at the discretion of the Board of Directors. For the years ended December 31, 2005 and 2004, the Company recognized approximately $238,000 and $206,000 in expenses in connection with the 401(k) plan.

The Company also has an Employee Stock Purchase Plan that expires in February 2006 under which certain employees may elect to purchase limited amounts of Company's common stock at a fixed price upon initiation of the plan. There were 7,481 and 15,921 shares issued in connection with is Plan during the years ended December 31, 2005 and 2004, respectively. At December 31, 2005, 1,805 shares remain available under the Plan.

(17) Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (in thousands):

	At December 31,
	2005
	Carrying Amount	Fair Value
Financial assets: Cash and cash equivalents	$ 8,268	8,268
Securities available for sale	34,652	34,652
Loans	144,532	141,385
Accrued interest receivable	836	836
FHLB stock	889	889
FRB stock	234	234
Financial liabilities: Deposits	164,627	165,288
Federal Home Loan Bank advances	12,000	12,020
Notes payable	1,783	1,800
Other borrowings	3,225	3,225
Off-balance-sheet financial instruments	19	19

(18) Holding Company Only Financial Information

The Holding Company's unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

At December 31, 2005
Assets
Cash and cash equivalents	$ 271
Investment in subsidiary	15,930
Other assets	31
Total assets	$ 16,232
Liabilities and Stockholders' Equity Note payable	1,750
Stockholders' equity	14,482
Total liabilities and stockholders' equity	$ 16,232

Condensed Statements of Earnings
	Year Ended December 31,
	2005	2004

Interest income	$ 3	1
Interest expense	(69)	(73)
Noninterest expense	(16)	(19)
Income tax benefit	31	34
Loss before net earnings of subsidiary	(51)	(57)
Net earnings of subsidiary	2,226	1,929
Net earnings	$2,175	1,872

Condensed Statements of Cash Flows
	Year Ended December 31,
	2005	2004
Cash flows from operating activities:
Net earnings	$2,175	1,872
Adjustment to reconcile net earnings to net cash used in operating activities:
Equity in earnings of subsidiary	(2226)	(1,929)
Net decrease (increase) in other assets	3	(17)
Net cash used in operating activities	(48)	(74)
Cash flows from investing activities:
Investment in subsidiary	(100)	(200)
Dividends from subsidiary	-	271
Net cash (used in) provided by investing activities	(100)	71
Cash flows from financing activities:
Principal repayments on note payable	-	(500)
Proceeds from sale of common stock	115	244
Cash paid in lieu of fractional shares	-	(3)
Net cash provided by (used in) financing activities	115	(259)
Net decrease in cash and cash equivalents	(33)	(262)
Cash and cash equivalents at beginning of the year	304	566
Cash and cash equivalents at end of year	$271	304
Noncash transactions:
Net change in investment in subsidiary due to change in accumulated other comprehensive loss, unrealized loss on securities available for sale, net of tax	$(234)	(284)
Common stock dividend	$ -	531